GULF ISLAND FABRICATION, INC.

583 Thompson Road

Houma, Louisiana 70363

November 21, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

101 F. Street, N.E.

Washington, D.C. 20549

Attention: Melissa N. Rocha

RE:	Gulf Island Fabrication, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Your File No. 000-22303

Ladies and Gentlemen:

On behalf of Gulf Island Fabrication, Inc. (“Gulf Island,” the “Company” or “we”), this letter responds to the comments received from the Commission’s staff (the “Staff”) by facsimile on November 2, 2006. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 1.	We note your response to prior comment 1 and continue to believe that your MD&A discussion does not address specific reasons for your decreasing margins or specific factors that had any resulting impact on operations. For example, when discussing the decrease in 2006 margins you indicate that because of “competitiveness in the marine construction industry, recent project awards have included somewhat lower than historical margins.” This disclosure does not provide the reader information with specific economic, competitive and/or business factors or quantify those factors that caused the material decrease in gross margins. Please revise accordingly in future filings.

Response 1:	We took the Staff’s comment into account when drafting the MD&A for our Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on

Securities and Exchange Commission

November 21, 2006

November 9, 2006 (the “Third Quarter 2006 Form 10-Q”). In connection with explaining the material factors contributing to the increase in our gross profit margin to 19.5% for the third quarter of 2006, we provided specific information on our backlog and labor hours, and on the impact of two major hurricanes in the third and fourth quarters of 2005 and the acquisition of Gulf Marine in the first quarter of 2006. We believe that the disclosure in our MD&A in our Third Quarter 2006 Form 10-Q addresses the Staff’s comment, and we will approach our MD&A disclosure in a similar manner in future filings.

Item 9A. Controls and Procedures, page 27

Comment 2:	We note your response to prior comment 2 and your proposed revisions to your Item 9A disclosure. Your revised disclosure does not include all of the language that is called for in Rule 13a-15(e) of the Exchange Act. As previously noted, the rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Response 2:	We confirm that our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e). We included the following language in Part I Item 4 of our Third Quarter 2006 Form 10-Q and will conform our disclosure in future filings: “The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of such date to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure.”

Securities and Exchange Commission

November 21, 2006

Form 8-K/A filed April 19, 2006

Comment 3:	We note your response to prior comment 3 which addresses the reasons for the decrease in Gulf Marine’s revenues from 2004 to 2005. We further note your proposed revisions which indicate that Gulf Marine was not profitable in recent years but you believe that it may become profitable. Please tell us and disclose in MD&A the reasons Gulf Marine was not profitable and had a significant decrease in revenue from 2004 to 2005. Also disclose whether or not you expect the revenues from Gulf Marine to be similar to those in 2004 or 2005 in the next 12 months.

Response 3:	With respect to the reasons Gulf Marine was not profitable and had a significant decrease in revenue from 2004 to 2005, we note that Gulf Marine was not under Gulf Island’s control during those periods. Gulf Island’s management believes that a majority of the decline in Gulf Marine’s revenues was the result of the completion of several large contracts during late 2004 and early 2005 and that other contracts were not obtained to replenish Gulf Marine’s backlog.

With respect to whether or not we expect the revenues of Gulf Marine to improve over the next twelve months, we took the Staff’s comments into account when drafting the MD&A for the Third Quarter 2006 Form 10-Q, particularly under the sections titled “Backlog” and “Results of Operations.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure contained in its periodic reports filed pursuant to the Securities Exchange Act of 1934, and that Staff comments or Company changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s reports. Further, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have any questions.

Sincerely, GULF ISLAND FABRICATION, INC.

/s/ Joseph P. Gallagher, III
Joseph P. Gallagher, III Vice President – Finance, Chief Financial Officer and Treasurer (985) 872-2100